Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for June 30, 20251

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Financial Position

	As at June 30		As at December 31
	2025	2024	2024
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	31	42	1,962
Trade and other receivables	376	474	426
	407	516	2,388
Non-current assets:
Long-term trade receivables	1,473	-	-
Investment in equity accounted investee	314,195	269,299	312,190
	316,075	269,815	314,578

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	1,315	1,898	1,125
	1,315	1,898	1,125

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	46,933	46,933
Accumulated profit	162,711	115,868	161,404
	314,760	267,917	313,453
	316,075	269,815	314,578

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Comprehensive Income

	Six Months ended June 30		Three Months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	Unaudited		Unaudited		Audited
	NIS in thousands

Other income, net	-	-	-	-	10,451
General and administrative expenses	(402)	(967)	(94)	(412)	(2,089)
Financing expenses	(296)	(275)	(136)	(128)	(530)
Share of profits (loss) of equity accounted investee	2,005	17,630	(8,284)	5,535	83,959
Total comprehensive income (loss) for the period	1,307	16,388	(8,514)	4,995	91,791

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Changes in Equity

	Share Capital	Capital Notes	Share Premium	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2025 (audited)	*	46,933	105,116	161,404	313,453
Transaction during the six-month period ended June 30, 2025 (unaudited) –
Total comprehensive profit for the period	-	-	-	1,307	1,307
Balance as at June 30, 2025 (unaudited)	*	46,933	105,116	162,711	314,760

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the six-month period ended June 30, 2024 (unaudited) –
Total comprehensive profit for the period	-	-	-	16,388	16,388
Balance as at June 30, 2024 (unaudited)	*	46,933	105,116	115,868	267,917

Balance as at April 1, 2025 (unaudited)	*	46,933	105,116	171,225	323,274
Transaction during the three-month period ended June 30, 2025 (unaudited) –
Total comprehensive loss for the period	-	-	-	(8,514)	(8,514)
Balance as at June 30, 2025 (unaudited)	*	46,933	105,116	162,711	314,760

Balance as at April 1, 2024 (unaudited)	*	46,933	105,116	110,873	262,922
Transaction during the three-month period ended June 30, 2024 (unaudited) –
Total comprehensive profit for the period	-	-	-	4,995	4,995
Balance as at June 30, 2024 (unaudited)	*	46,933	105,116	115,868	267,917

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the year ended December 31, 2024 (audited) –
Dividend	-	-	-	(29,867)	(29,867)
Total comprehensive profit for the period	-	-	-	91,791	91,791
Balance as at December 31, 2024 (audited)	*	46,933	105,116	161,404	313,453

*	Represents an amount less than NIS 1 thousand

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	Unaudited		Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit (loss) for the period	1,307	16,388	(8,514)	4,995	91,791

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	296	275	136	128	530
Company’s share of losses (profits) of equity accounted investee	(2,005)	(17,630)	8,284	(5,535)	(83,959)
	(1,709)	(17,355)	8,420	(5,407)	(83,429)

Changes in the assets and liabilities of the Company:
Decrease (increase) in trade and other receivables	(1,719)	411	(1,510)	(48)	204
Increase (decrease) in trade, related parties and other payables	190	518	830	389	(255)
	(1,529)	929	(680)	341	(51)
Net cash provided by (used for) operating activities	(1,931)	(38)	(774)	(71)	8,311

Cash flows from investing activities -
Dividend from equity accounted investee	-	-	-	-	23,438
Net cash provided by investing activities	-	-	-	-	23,438

Cash flows from financing activities -
Dividend paid	-	-	-	-	(29,867)
Net cash provided by (used in) financing activities	-	-	-	-	(29,867)

Change in cash and cash equivalents	(1,931)	(38)	(774)	(71)	1,882
Cash and cash equivalents at the beginning of the period	1,962	80	805	113	80
Cash and cash equivalents at the end of the period	31	42	31	42	1,962

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